Algonquin Power & Utilities Corp.
Announces Dates for 2018 Second Quarter Financial Results and Conference Call

OAKVILLE, Ontario – July 5, 2018 - Algonquin Power & Utilities Corp. ("APUC") (TSX/NYSE: AQN) today announced plans to release 2018 second quarter financial results on Thursday, August 9, 2018, after market close. APUC will host an earnings conference call at 10:00 a.m. eastern time on Friday, August 10, 2018, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.
Conference call details are as follows:

Date:	Friday, August 10, 2018
Time:	10:00 a.m. ET
Conference Call Access:	Toll Free Canada/US	1-800-319-4610
	Toronto local	416-915-3239
Please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access:	http://services.choruscall.ca/links/algonquinpower20180810.html Presentation also available at: www.algonquinpowerandutilities.com
Call Replay: (available until August 24)	Toll Free Canada/US	1-855-669-9658
	Vancouver local	1-604-674-8052
	Access code	2425
About Algonquin Power & Utilities Corp.
APUC is a diversified generation, transmission and distribution utility with U.S.$9 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 750,000 customers in the United States, and is committed to being a global leader in the generation of clean energy through its portfolio of long term contracted wind, solar and hydroelectric generating facilities representing more than 1,600 MW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D.  APUC's common shares are also listed on the New York Stock Exchange under the symbol AQN.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
For Further Information:
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-6770